Exhibit 4(a)

AMENDMENT
TO
RIGHTS AGREEMENT
BY AND AMONG

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

AND

STOCKTRANS, INC.

Dated as of December 23, 1998

This Amendment (this “Amendment”) to the Rights Agreement by and among Primus Telecommunications Group, Incorporated (“Primus”) and StockTrans, Inc. (“StockTrans”) dated as of December 23, 1998 (the “Rights Agreement”), is made and entered into as of April  30, 2003, by and among Primus and StockTrans.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.                                       The Rights Agreement is hereby amended by inserting the following between Section 23 and Section 24 thereof:

Section 23.5.                             Exchange.

(a)                                  The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than an Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of a majority of the Common Shares then outstanding.

(b)                                 Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to Section 23.5(a) and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.  The Company shall promptly give public notice of any such exchange (with prompt written notice thereof to the Rights Agent); provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange.  The

Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged.  Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c)                                  In any exchange pursuant to this Section 23.5, the Company, at its option, may substitute Units of Preferred Stock for Common Shares exchangeable for Rights, at the initial rate of one Unit of Preferred Stock for each Common Share, as appropriately adjusted to reflect adjustments in the voting rights of the Preferred Shares pursuant to the terms thereof, so that the Unit of  Preferred Stock delivered in lieu of each Common Share shall have the same voting rights as one Common Share.

(d)                                 In the event that there shall not be sufficient Common Shares or Preferred Stock authorized by the Company’s certificate of incorporation  and not outstanding or subscribed for, or reserved or otherwise committed for issuance for purposes other than upon exercise of Rights, to permit any exchange of Rights as contemplated in accordance with this Section 23.5, the Company shall take all such action as may be necessary to authorize additional Common Shares or Preferred Stock for issuance upon exchange of the Rights.

(e)                                  The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of such fractional Common Shares, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current per share market value of a whole Common Share. For the purposes of this Section 23.5(e), the current market price per share of a whole Common Share (as determined pursuant to Section 11(d)(i) hereof) for the Trading Day immediately prior to the date of exchange pursuant to this Section 23.5.

2.                                       This Amendment is entered into pursuant to, and is subject to, the terms and conditions of the Rights Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed on its behalf as of the date first above written.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

By:	John F. DePodesta

Name:	John F. DePodesta

Title:	Executive Vice President

STOCKTRANS, INC.

By:	Gina M. Hardin

Name:	Gina M. Hardin

Title:	Vice President